Exhibit 99.1

Organigram Wins Top Product Award in High THC Bottled Oil Category at 2019 Canadian Cannabis Awards

Company recognized in eight other categories including Brand of the Year and Employer of the Year

Awards validate strategic focus on innovation, quality and commitment to customer experience

MONCTON, New Brunswick--(BUSINESS WIRE)--November 11, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company was honoured on November 8 at the Canadian Cannabis Awards Gala in Toronto with the Top Product Award in the High THC Bottled Oil Category for its medical product, Rossignol. The annual ceremony honours outstanding people, products and companies in Canadian cannabis.

“We are incredibly proud of our teams, whose dedication and commitment to creating thoughtful, innovative products and brands was celebrated last night in a room full of our peers,” said Greg Engel, CEO, Organigram.

The Company was also recognized in the following categories:

  Brand of the Year, first runner up: The Edison Cannabis Co.
  Top CBD Oil, first runner up: Organigram Shubie
  Top Balanced Oil, first runner up: Organigram Utopia
  Top High THC Bottled Oil, first runner up: Organigram Banook
  Top Hybrid Flower, first runner up: Edison Cannabis Co. El Dorado
  Top Hybrid Pre-Roll, first runner up: Edison Cannabis Co. City Lights Pre-Roll
  Top Sativa Dominant Pre-Roll, first runner up: Trailblazer Flash Stix
  Employer of the Year, finalist

“Our goal has been to assemble a world-class team to deliver world-class products,” said Engel. “We are pleased to see our efforts recognized but even more excited to continue innovating and delighting our customers across the country with new and novel products and experiences.”

The Canadian Cannabis Awards (CCAs) are an annual celebration recognizing excellence and innovation in Canada’s cannabis industry. The CCAs highlight the best people, products and companies in the nation. The effort is organized by Lift & Co., a leading Canadian cannabis-focused technology and media company.

Recipients of product awards are determined by Lift & Co. product reviews. Winners in all other categories are determined by public nominations and an industry judging panel.

“The voter-driven nature of these distinctions is humbling,” Engel continued. “Our people and products were heralded by real consumers and industry leaders who, arguably, understand cannabis quality and innovation better than anyone else in Canada. Thank you to all those who have contributed to our successes over the past 12 months.”

Organigram is a past recipient of three CCAs, including Top Sativa Flower (Wabanaki), Top Blend/Value Variety (Blueberry Cheesecake) and Top Licensed Producer Compassionate Pricing. All were awarded at the 2017 ceremony for products and service in the Company’s medical division.

View the full list of award recipients from the sixth annual Canadian Cannabis Awards.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For media enquiries:

Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653